Frascona, Joiner, Goodman and Greenstein, P.C.

4750 Table Mesa Drive

Boulder, CO 80305

Ph: (303) 494-3000

Fax: (303-494-6309

February 1, 2011

John Reynolds

Assistant Director

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E., Stop 7010

Washington, D.C. 20549

Re:

Silicon South, Inc.

Form 18K

Filed November 9, 2010

File No. 000-51906

Dear Mr. Reynolds:

On behalf of Silicon South, Inc., a Nevada corporation (the “Company”), enclosed please find our responses to your comment letter dated December 7, 2010.

Form 8-K filed November 9, 2010

Item 1.01 – Entry into a Definitive Agreement, page 2

1.

We note the references to certain payments made into a trust account and the retirement of certain debt in your Form 10-Q for the quarterly period ended September 30, 2010.  Please revise this section to more fully describe the consideration received by the parties involved in the definitive Agreement and Plan of Reorganization to consummate the described transactions.

Response: Item 1.01 of the Form 8-K has been revised to more fully describe the consideration received by the parties involved in the definitive Agreement and Plan of Reorganization.  Specifically, Item 1.01 has been revised to include the following information:

As previously reported in a filing on Form 8-K dated August 23, 2010, and filed with the SEC on August 30, 2010, on August 23, 2010, the Company entered into a definitive Agreement and Plan of Reorganization (the “Reorganization Agreement”) with China Wastewater, Inc. (“CWI” or “China Wastewater”) (formerly known as Alpha Wastewater, Inc), whereby the parties agreed to exchange 40,000,000 shares of restricted common stock of the Company for 40,000,000 shares of restricted common stock of China Wastewater, Inc., thereby making ChinaWastewater, Inc. a wholly owned subsidiary of Silicon South, Inc.  In addition to the exchange of shares, the Reorganization Agreement requires the Company to issue options to Thurman Investments Corporation, Inc. and/or assigns for the purchase of up to 2,475,000 shares of the Company’s restricted common stock at a price of $.001 per share, which option shall expire four business days following closing of the Agreement.  The Company is also required to issue options to Zylo, Inc. and/or its assigns to purchase 2,200,000 shares of the

Company’s restricted common stock at par value of $0.001 for a period of one year from closing date of any financing of up to $5,000,000 directly or indirectly through introductions provided by Zylo, Inc.

As previously reported in a filing on Form 8-K dated September 25, 2010, and filed with the SEC on October 26, 2010, on October 25, 2010, the parties agreed to amend the Agreement and Plan of Reorganization to extend the closing date to November 10, 2010, remove the requirement to issue options to Zylo, Inc. and or its assigns, add piggy-back registration rights for current shareholders, and require the Company to obtain shareholder approval to increase its authorized common stock and change the name of the company to Alpha Wastewater, Inc. or such similar name as is available in the state of Nevada following closing of the transaction.

At the time of execution of the Reorganization Agreement, the Company had outstanding liabilities of approximately $200,000.  In order to address the outstanding liabilities of the Company, CWI agreed as part of the share exchange transaction to transfer a total of $100,000 to the Company to be used for payment of a portion of its outstanding liabilities.  CWI further agreed that at the time of closing under the Reorganization Agreement it would assume and be responsible for payment of $30,000 of outstanding liabilities of the Company, and the Company agreed that as a condition to closing it would negotiate the write off of the remaining balance of approximately $70,000 of liabilities.  In conjunction with execution of the Reorganization Agreement, CWI authorized the release of $50,000 to the Company as a non-refundable deposit to be applied by the Company to partial payment of outstanding liabilities.

Business, page 3

2.

Please revise to provide the form and year of your organization.  See Item 101(h)(1) of Regulation S-K.

Response: The information on page 3 of the Form 8-K has been revised to provide the form and year of our organization.

3.

We note your disclosure in the second paragraph of your MD&A on page 14 where you refer to your agreement with The Peoples University of China, which provides the Ecofluid technology for use in China.  We also note your discussion of governmental and international approvals and regulations in the risk factors on page 11 and the first risk factor on page 12.  Please revise your disclosure in this section to discuss the specific government approvals required for your business as currently contemplated and the effect of such government approvals or regulations on your business.  See Item 101(h)(4)(vii) and (ix).

Response:  Renmin University is also sometimes referred to as “The Peoples University of China.”  The information in the Form 8-K has been revised to file the contract with Renmin University of China School of Environment and Natural Resources (the “Renmin Alliance Agreement”) as an exhibit to the Form 8-K/A and to include a summary of the terms of the Renmin Alliance Agreement in the 8-K/A under the headings “Our Business” and “Government Regulation.”  The government approvals and regulations the Company must comply with are expected to vary from project to project. Accordingly, the revised disclosure regarding the Renmin Alliance Agreement also clarifies that as part of its reliance on Renmin University for assistance in identifying potential water reclamation and wastewater treatment opportunities in China, the Company also intends to rely on Renmin University for assistance in identifying particular governmental approvals or regulations applicable to each particular project and in insuring that the Company’s Ecofluid technology complies with applicable regulations.

Overview, page 3

4.

Please clarify your use of the term “Exclusive Rights” in quotations in various locations in your filing, including, for example, the second paragraph of page three, the fifth paragraph of page four, and other locations throughout your filing.

Response:  The information in the Form 8-K has been revised to clarify our use of the term “Exclusive Rights”.   The term is no longer capitalized and disclosure has been added summarizing the terms of the license agreement with Ecofluid pursuant to which the Company has certain exclusive rights.

5.

We note your disclosure in the fourth paragraph of page three.  Please briefly describe the “technology first proven in Europe by the original inventors” and which aspects of such technology were advanced and patented by Ecofluid Systems, Inc.  For example, distinguish the USBF process that has existed for 50 years and is presumably unpatented from the patented technology you licensed from Ecofluid Systems, Inc.

Response:  The information in the Form 8-K has been revised to remove language regarding the “technology first proven in Europe by original inventors” and focus on the technology currently patented by Ecofluid Systems, Inc., and licensed to the Company.

6.

Please identify the “two leading researchers” you refer to in the fourth paragraph of page three.

Response:  The information in the Form 8-K has been revised to remove language regarding the “two leading researchers”.

7.

It is unclear why you refer to Ecofluid Systems, Inc. as “the Parent Company in various locations in your filing when it appears you do not have a parent-subsidiary relationship with such company.  See, for example, the first paragraph of page four and the first paragraph in your MD&A on page 14.  Please revise to clarify or advise.

Response:  The Company does not have a parent-subsidiary relationship with Ecofluid Systems, Inc.  Accordingly, the information in the Form 8-K has been revised to clarify that the current relationship between Ecofluid and the Company is that of licensor/licensee.

8.

We note your statement that “ALPHA’s Ecofluid technology advanced plants based on the USBF & US Patented process, address with constant demands of their customers to produce high quality effluent for water recycling.”  Revise through your document to clarify the current status of the company’s operations.

Response:  In response to comment 8, the Company has revised the Form 8-K to clarify that the current status of the Company’s operations is that it is in the development stage.

Competition, page 4

9.

Please revise to briefly expand upon the competitive conditions in the industry.  Please clarify your competitive position in the industry and state the principal methods of competition.

Response:  The information in the Form 8-K has been revised to clarify and expand upon the competitive conditions in the wastewater industry in China.

10.

We note your disclosure that the “new textbook by Metcalfe and Eddy will go a long way toward validating USBF as an approved technology for consulting engineers.”  Please revise to provide the basis for this statement.

Response:  The information regarding the textbook by Metcalfe and Eddy has been removed from the Form 8-K.  Accordingly, comment 10 is no longer applicable.

11.

Revise to clarify the meaning of your statement that “until a state has its own USBF installation, regulatory approval of a system is not possible.”

Response: The statement “until a state has its own USBF installation, regulatory approval of a system is not possible” has been removed from the Form 8-K.  Accordingly, comment 11 is no longer applicable.

12.

Please clarify the meaning of the last two sentences of the second paragraph of this section.  It is unclear what you mean by “network effects” and why it would be true that “what works in one jurisdiction is not seen as valid proof a new technology will work in another region.”

Response:  The statement referring to “network effects” has been removed from the Form 8-K.  Accordingly, comment 12 is no longer applicable.

Technology Agreements, page 4

13.

Please revise to provide more detailed disclosure of the particular rights you have licensed from Ecofluid Systems, Inc. and the material terms of the license agreement.  For example, describe which patents and trademarks you have licensed, the duration of the agreement, the countries or regions your license applies to, and other material terms.  We note your existing disclosure on page three and in this section.

Response:  The information in the Form 8-K has been revised to provide more detailed disclosure of the particular rights that the Company has licensed from Ecofluid Systems, Inc. and the material terms of the license agreement.  The license agreement has also been attached to the 8-K/A as an exhibit.

14.

In this regard, clarify what you mean by “S.E. Asian” countries as used in various locations throughout your filing, including in the first paragraph of this section.  For example, we note your reference to India in the last paragraph of page three.

Response:  The information in the Form 8-K has been revised to remove the reference to “S.E. Asian countries.”

15.

Please also provide the duration of the underlying Ecofluid patents, trademarks or other intellectual property that you have licensed and whether such intellectual property in protected in the jurisdiction in which you intend to operate.  See Item 101(h)(4)(vii) of Regulation S-K.

Response:  The information in the Form 8-K has been revised to clarify that our license agreement with Ecofluid applies to one patent and one trademark, to provide information regarding the duration of the underlying Ecofluid patent and trademark that we have licensed, to clarify that the patent is a US patent, and that the technology we have licensed is not currently patented in China, which is the jurisdiction in which we intend to operate.

16.

We note you indicate that the company has entered into an agreement with Ecofluid Systems, Inc. to purchase their assets, patents, trademarks, technology rights and intellectual property rights for their wastewater treatment systems.  Revise to describe the material terms of this agreement.

Response:  The Form 8-K has been revised to describe the material terms of the Purchase Agreement pursuant to which the Company has the right to purchase the USBF Trademark and the Ecofluid patent for a purchase price of US $2,000,000.

17.

Revise to address when the company entered into the license agreement with Ecofluid Systems, Inc.  Also indicate when the company entered into the purchase agreement with Ecofluid Systems.

Response:  The Form 8-K has been revised to address when the company entered into the license agreement with Ecofluid Systems, Inc. and the purchase agreement with Ecofluid Systems, Inc.

Our Business, page 4

18.

Revise your disclosure to clarify the current status of the company’s operations.  Address whether the company has sold or installed any wastewater treatment systems in China or any other S.E. Asian countries to date.

Response:  The Form 8-K has been revised to disclose that the Company has not sold or installed any wastewater treatment systems in China or any other S.E. Asian countries to date and to clarify that the current status of the Company’s operations is that it remains in the development stage.

19.

We note your statement that “the Company is presently negotiating with strategic partners in China who have strong relationships with both the Chinese Central and Regional Governments.”  Revise to clarify the status of any negotiations.  Also address whether there are any agreements with these strategic partners.  Clarify, if true, that there are no assurances that the company will reach a deal with these strategic partners or that they will have any influence on the sale of wastewater systems.  Finally, provide a basis for your statement that the partners have strong relationships with the Chinese Central and regional Governments.

Response:  The Form 8-K has been revised to disclose that as of the date of the 8-K/A, the Company has entered into two Strategic Alliance Agreements. Copies of the Strategic Alliance Agreements are attached as Exhibits 10.4 and 10.5 to the 8-K/A.   Disclosure has also been added to state that there is no assurance that any entity or organization which agrees to become a strategic partner of the Company will have the ability to identify potential wastewater projects for the Company or will have any influence on sale of wastewater systems in China.

Employees, page 6

20.

You state that “the Company relies on Ecofluid Systems, Inc. employees as required…”  Revise to address this statement in your description of the company’s agreement with Ecofluid Systems.

Response:  The Form 8-K has been revised to delete the statement that the Company relies on Ecofluid Systems, Inc. employees in the description of the Company’s agreement with Ecofluid Systems.

Risk Factors, page 6

Regulatory Risks, page 11

21.

It is unclear to us how the second risk factor on page 11 relates to your business.  Please revise to clarify.

Response:  The risk factor titled “Chinese Government Approval is required to sell our products in China” has been deleted.

22.

Please clarify how the various environmental regulations listed in the first risk factor on page 12 relate to your business.

Response:  The risk factor has been deleted as the various environmental regulations do not currently relate to our business operations in China.

23.

Please revise to address the environmental regulations you are subject to in China and elsewhere.

Response:  We have expanded the risk factor regarding adherence with environmental regulations to more fully address the environmental regulations we will be subject to in China.

24.

In this regard it is unclear which “Department of health Services” you are referring to in the first sentence of this risk factor.

Response:  The risk factor has been deleted.

25.

It is also unclear why Alberta Environment or the United States Environmental Protection Agency would govern your activities when the only offices described in your filing are located in British Columbia, Canada.

Response:  The risk factor has been deleted.

26.

Furthermore, describe more fully your practices for disposing of hazardous substances within the jurisdiction, or elsewhere, as referenced in the second sentence of this risk factor.

Response:  The risk factor has been deleted.

Risks Related to Our Common Stock, page 12

27.

We note your statement in the second risk factor of this section that you “believe [y]our existing cash and investments will be sufficient to meet [y]our anticipated cash requirements at least through the first quarter of 2011.”  Please revise to include the basis for this statement given your apparent lack of any assets or revenues.  It is also unclear what “investments” you are referring to.

Response:  In response to comment 27, we have removed the statement “we believe our existing cash and investments will be sufficient to meet our anticipated cash requirements at least through the first quarter of 2011.”

Management’s Discussion and Analysis of Financial Conditions and Results of Operations, page 14

28.

We note that you own the exclusive license to the Ecofluid Technology in China.  Please tell us and disclose the consideration that you gave in order to obtain these rights.

Response:  The Form 8-K has been revised to disclose the consideration that the Company provided to obtain the exclusive license to the Ecofluid Technology in China.

Recent Developments, page 14

29.

We note the discussion of your agreement with The Peoples University of China.  Please provide more detailed disclosure of the material terms of the agreement.  For example, it is unclear how you have entered into an agreement without determining the “remuneration for introduction and for consulting services.”  It is also unclear what is entailed by the University’s right to “investigate the technology.”  Please revise here or elsewhere as appropriate.

Response:  The “Recent Developments” paragraph has been deleted from the Management’s Discussion and Analysis Section of the 8-K/A.  Disclosures regarding the Company’s Strategic Alliance Agreement with Renmin University of China School of Environment and Natural Resources have been added under the heading of “Business,” and a copy of the Strategic Alliance Agreement has been filed as Exhibit 10.4 to the Company’s report on Form 8-K/A.  As reflected in Exhibit 10.4, the compensation to be paid by the Company is to be mutually agreed upon by the parties.  The form of compensation is also not specified but may include shares of stock in the Company or an equity position in each plant to be agreed upon by the parties.  The previous reference to the right to “investigate” the technology has been revised to more accurately state that Renmin University of China School of Environment and Natural Resources has the right to “study” the technology for teaching purposes and for the purpose of advising the Company on potential improvements.

Financial Overview, page 14

30.

We note you indicate that the company continues to incur research and development expenses for the development of new products.  Please address the research and development conducted by the company in your business section.  Additionally, please revise to indicate the amount spent on research and development for each of the last two fiscal years.

Response:  In response to Comment 30, the Company has updated information both in the section titled “Business” and in the “Financial Overview” section to clarify that the Company has not incurred research and development expenses in either of its past two fiscal years.

Results of Operations, page 16

31.

Please revise more detailed disclosures on the “consulting and professional fees” described in this section and the reason why they decreased between six months ended June 30, 2009 and 2010.  Also address why the general and administrative expenses increased.

Response: The Company has included updated financial statements and financial information for the period ended September 30, 2010, in its 8-K/A and the Results of Operation section in the 8-K/A includes a comparison of the results of operation for the nine months ended September 30, 2010 as compared to the nine months ended September 30, 2009.  The revised disclosures include discussion regarding changes in consulting and professional fees and general and administrative expenses,

32.

Please revise to address the lack of a salary expense for each six month period.

Response:  The Company has included updated financial statements and financial information for the period ended September 30, 2010, in its 8-K/A and the Results of Operation section in the 8-K/A includes a comparison of the results of operation for the nine months ended September 30, 2010 as compared to the nine months ended September 30, 2009.

33.

Please provide more detail on the increase in salary expense for the fiscal years ended December 31, 2008 and 2009.

Response: In response to comment 33, the Company has revised the disclosures in the Form 8-K/A to provide more detail regarding the change in salary expenses for the fiscal years ended December 31, 2008 and 2009.

Liquidity and Capital Resources, page 17

34.

We note you have entered into an agreement to purchase the assets of Ecofluid Systems by December 30, 2010.  Please disclose the amount at which you have agreed to purchase these assets and how you intend to finance the purchase.  Tell us whether you will be acquiring or succeeding to Ecofluid’s business through the purchase of its assets.  Your response should address, among other things, the criteria of Rule 11-01(d) of Regulation S-X.  If you will be acquiring or succeeding to Ecofluid’s business, please provide its historical financial statements along with pro forma information in the amended Form 10 information.

Response:  In response to Comment 34, the Form 8-K has been revised to include disclosures regarding the terms of the Non-Exclusive Purchase Agreement with Ecofluid, to clarify that the purchase agreement is for purchase of the USBF Trademark and the Ecofluid patent only, and to provide disclosure regarding the terms of a Funding Agreement entered into by China Wastewater with Weibiao Xu and Associates, a Republic of China Funding Group.   Although the Company will be acquiring the Trademark and patent, it will not be acquiring any on-going business operations or activities from Ecofluid. With respect to the criteria of Rule 11-01(d), the Company will not be acquiring physical facilities, employee base, market distribution system, sales force, customer base, operating rights, production techniques or a trade name.

35.

We note you indicate that the company believes it will obtain sufficient funding through related party notes, debt financing or an equity offering.  Please revise to clarify if the company has any commitments to obtain these funds.  Also address whether the company has any external sources of liquidity.

Response:  Please refer to response to comment 34.  Disclosure has been added to the Liquidity and Capital Resources portion of the 8-K/A regarding the Funding Agreement entered into with Weibiao Xu and Associates.

Management, page 19

36.

Please provide the principal business of Asiamera Capital, Inc. in the descriptions of the business experience of your management.  See Item 401(e)(1) of regulation S-K.

Response:  The information in the Form 8-K has been revised to disclose that the principal business of Asiamera Capital, Inc. is investment holding.

37.

Please revise the description of Mr. Mayer’s business experience to describe the “numerous companies” to the extent he has advised them in the past five years and to provide the dates during which he held the various positions you have identified in his background.  See Item 401(e)(1) of regulation S-K.

Response:  In response to Comment 37, the information in the description of Mr. Mayer’s business experience has been revised to disclose certain companies that Mr. Mayer has advised.

38.

Please revise your disclosure to briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that your directors should serve in such capacity, in light of your business and structure.  See Item 401(e)(1) of regulation S-K.

Response:  In response to Comment 38, we have added disclosure to the 8-K/A to state that the current directors were appointed to serve because of their broad-based international business experience.

Certain Relationships and Related Transactions and Directors Independence, page 21

39.

We note your disclosure on page 14 of your Form 10-K for the fiscal year ended December 31, 2009 that you have borrowed funds from shareholders to fund the company.  We also note several references to transactions with “related parties” on page 17 of your Form 8-K.  Please provide the disclosure required by Item 404 of regulation S-K regarding these transactions or advise.

Response:  The disclosure under Certain Relationships and Related Transactions has been revised to include the following information:

A related party, Asiamera Capital, Inc., has been paying all the expenses of the Company since 2007.  As of December 31, 2008, the Company had recorded $223,568 as due to a related party. During 2009, Asiamera advanced an additional $294,788 on the Company’s behalf, and during 2009, the Company issued Asiamera common stock in the amount of $518,356 for the extinguishment of the total liability owed to Asiamera at that time.   As the Company had no readily determinable value at the time of issuance, the shares were valued at par ($0.001), and the remaining value of the debt was recorded to additional paid-in capital.   Subsequent to December 31, 2009, Asiamera continue to advance funds for payment of liabilities on the Company’s behalf.  As of September 30, 2010 and December 31, 2009, the Company was obligated to Asiamera in the amount of $103,038 and $-0-, respectively.  The advances by Asiamera through July 15, 2010, are evidenced by a promissory note, a copy of which is attached to this report on Form 8-K/A as Exhibit 10.6.

Aside from the foregoing, there were no material transactions, or series of similar transactions, during our Company’s last fiscal year, or any currently proposed transactions, or series of similar transactions, to which our Company was or is to be a party, in which the amount involved exceeded the lesser of $120,000 or one percent of the average of the small business issuer’s total assets at year-end for the last three completed fiscal years and in which any director, executive officer or any security holder who is known to us to own of record or beneficially more than five percent of any class of our common stock, or any member of the immediate family of any of the foregoing persons, had an interest.”

40.

Please expand your disclosure of transactions with related persons to provide all of the information required by Item 404(a) of regulation S-K.  In this regard, we note that you have only provided the amount “currently” owed to Asiamera pursuant to the described promissory note.

Response:  Please refer to response to Comment 39.

Beneficial Ownership of Certain Owners and Management, page 22

41.

We note your disclosure in footnote 2 that “Brian Hauff…is considered to have beneficial ownership of an additional 2,215,000 share of the Company.  Shengfeng Justin Wang… is also considered to have beneficial ownership of an additional 2,125,000 shares of the Company.”  Revise your beneficial ownership table to include those shares in the beneficial ownership amounts for Brian Hauff and Shengfeng Justin Wang or advise us why these shares should not be included in the table.

Response:  Footnotes 2 and 3 to the table of beneficial ownership have been revised to clarify that the table reflects both direct and indirectly beneficial ownership of shares by Brian Hauff and Shengfeng Justin Wang.

42.

Please revise to identify the control person for 5240 Investments, Ltd.  Also address any relationship with the company or its officers and/or directors.

Response:  The information in the table of beneficial ownership has been revised to include the control person for 5240 Investments, Ltd.

Market Information, page 23

43.

Please provide a range of high and low bid information for your common stock for each full quarterly period the interim periods for which you have included financial statements.  See Item 201(a)(1)(iii) of regulation S-K.

Response:  The Form 8-K has been revised to provide a range of high and low bid information for our common stock for each interim periods for which we have included financial statements.

Dividends, page 23

44.

Please provide a discussion of any restrictions on your payment of dividends.  We note, for example, the disclosure provided on page eight of your Form 10-K for the fiscal year ended December 31, 2009.

Response:  In response to Comment 44, the Form 8-K has been revised to include the following information:

“There are no restrictions on the common stock that limit our ability to pay dividends if declared by the Board of Directors.  The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors, out of funds legally available therefore and to share pro-rata in any distribution to the stockholders. Generally, the Registrant is not able to pay dividends if after payment of the dividends, it would be unable to pay its liabilities as they become due or if the value of the Registrant’s assets, after payment of the liabilities, is less than the aggregate of the Registrant’s liabilities and stated capital of all classes.”

Recent Sales or Purchases of Unregistered Securities, page 24

45.

We note that you claim to have relied on Regulation D for certain transactions described in this section, but have not filed any corresponding Form Ds with us.  Please file such Form Ds as appropriate or advise.

Response:  We have removed the reference to Regulation D from the Form 8-K.  No Form D is required to be filed as the Company did not rely on the exemption from registration provided by Rule 506 of Regulation  D.

46.

Please revise to indicate the aggregate amount of consideration for each transaction.

Response:  The Form 8-K has been revised to indicate the aggregate amount of consideration for each transaction.

47.

Please revise to provide the facts relied upon to make the noted exemptions available.

Response:  The Form 8-K has been revised to provide the facts relied upon to make the noted exemption available.

Exhibits

48.

Please file the following exhibits, along with any other exhibits required by Item 601 of Regulation S-K for a Form 10 filing, with your amended Form 8-K or advise us of why you think they are unnecessary:

•

License Agreement with Ecofluid Systems, Inc.

•

Agreement granting you the non-exclusive right to purchase Ecofluid Systems, Inc.

•

Agreement with The Peoples University of China

•

Promissory Note with Asiamera and other financing arrangements.

Response:  The documents identified in Comment 48 have been filed as Exhibits to the Form 8-KA.

Exhibit 99.1

Financial Statements, page F-1

49.

We note on page 14 under the heading Financial Review, the Company’s inception was in 2005 while the statement of stockholders equity (deficit) indicates inception occurred in 2007.  Please clarify when inception occurred, revise your financial statement headings to include the date of inception and disclose the date in note one.  Also please have your independent registered public accounting firm revise its audit report to identify the date of inception in the first paragraph of their option.

Response:  The reference in the 8K to inception in 2005 was an error.  The 8K should have indicated that inception was January 1, 2007.  Accordingly, in response to comment 49, the Company has revised the disclosures in the 8-K/A. In addition, both the financial statement headings and the audit report have been revised to include the date of inception.

Notes to Financial Statements December 31, 2009 and 2008, page F-8

Note 1. General Organization and Business, page F-8

50.

Please confirm to us and revise to disclose whether the financial statements of Alpha Wastewater, Inc. (AWI) includes all costs of doing business, including those costs incurred by Asiamera on its behalf.  Refer to guidance of SAG Topic 1.B.1.

Response: In response to comment 50, the Company has revised the disclosures under Note 1 – General Organization and Business of the financial statements for the fiscal years ended December 31, 2009 and 2008 included in the Form 8-KA filed by the Company to confirm that the financial statements of AWI include all costs of doing business, including those costs incurred by Asiamera on its behalf.

Note 2 – Summary of Significant Accounting Practices – Stock Based Compensation, page F-8

51.

FASB ASC 718-10-2 requires that costs resulting from share based payment transactions with employees be recognized in the financial statements and that an entity apply a fair-value based measurement method in accounting for such transactions.  Please revise your disclosure to exclude references to the accounting and disclosure treatment prescribed by APB 25.  Alternatively, you may remove the accounting policy for share-based payments if you have not issued any share-based payments.

Response:  In response to comment 51, the Company has revised the disclosures under Note 2 – Summary of Significant Accounting Practices – Stock Based Compensation of the financial statements for the fiscal years ended December 31, 2009 and 2008 included in the Form 8-KA filed by the Company to exclude references to the accounting and disclosure treatment prescribed by APB 25.

Balance Sheets as of June 30, 2010, page F-12

52.

We note that the amended closing date of the merger was November 10, 2010.  Accordingly, you are required to provide separate financial statements of AWI through the date of the quarter preceding the closing date of the merger.  Amend the 8-K to provide interim financial statements of AWI as of and for the interim period ended September 30, 2010 so that there is no lapse in reporting for the financial statements of AWI.  Update the pro forma financial statements as well.

Response:  In response to comment 52, the Company has included unaudited financial statements for China Wastewater, Inc. (fka Alpha Wastewater, Inc.) for the fiscal period ended September 30, 2010 in the Form 8-KA, and has updated the proforma financial statements filed as an exhibit to the Form 8-KA filed by the Company.

Notes to Financial Statements, page F-15

53.

We note prior to the merger AWI was entirely reliant on Asiamera for all of its financing.  In view of the fact the combined entity still does not generate any revenue and has no liquidity or capital resources, please disclose in a footnote whether Asiamera or other third parties will provide financing and if any formal agreements exist to cover administrative costs incurred by the company.

Response:  In response to comment 53, the Company has revised footnote 1 to its December 31, 2009 audited financial statements to provide disclosure indicating that since the Company does not generate any revenue and has no liquidity or capital resources, Asiamera and other third parties will continue to provide financing to cover the administrative costs of the Company for the foreseeable future, but that as of December 31, 2009, no formal agreements exist between the Company and Asiamera as of December 31, 2009.  The notes to the Company’s unaudited financial statements for the period ended September 31, 2010, have been revised to disclose that it was indebted to Asiamera in the amount of $103,769 as of September 30, 2010, and to disclose that it has no agreement with Asiamera to cover administrative costs.  Disclosure has also been added in the footnotes to the September 30, 2010 unaudited financial statements regarding the Company’s Funding Agreement with Weibiao Xu and Associates, and the Funding Agreement has been attached to the 8-K/A as Exhibit 10.7.

Form 10-Q for fiscal quarter ended September 30, 2010

Item 1. Financial Statements, page 3

54.

We note that Silicon South presented $99,960 of cash in trust.  Please describe to us the purpose of the cash in trust, the nature of its restrictions, and how the cash is presented in the financial statements of Silicon South and AWI.  In addition, please describe to us the amounts and timing of payments made to Silicon South.

Response:

Please refer to the response to Comment 1.  In conjunction with execution and closing under the Reorganization Agreement, China Wastewater advanced $100,000 to Silicon South for payment of liabilities.

Attached to this correspondence, please find an acknowledgement by the Company whereby the Company acknowledges that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission  or any person under the federal securities laws of the United States.

Please feel free to contact me with any questions relating to the foregoing information.  Thank you for your time and assistance with this matter.

FRASCONA JOINER GOODMAN AND GREENSTEIN, P.C.

By: /s/ Gary S. Joiner, Esq.